Exhibit 12.1

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2008	2007	2008
Fixed charges (a)
Interest expense	$150	$133	$306	$272
Amortization of debt issuance costs and debt discount	9	9	18	18
Portion of rental expense representative of interest	20	19	36	37

Total fixed charges	$179	$161	$360	$327

Earnings
Income (loss) before income taxes	$(24)	$2	$(107)	$(38)
Fixed charges per above	179	161	360	327

Total earnings	$155	$163	$253	$289

Ratio of earnings to fixed charges	*	1.0	*	*

*	Earnings for the three months ended June 30, 2007 and the six months ended June 30, 2007 and 2008 were inadequate to cover fixed charges by $24 million, $107 million and $38 million, respectively.

(a)	Fixed charges for 2007 excludes approximately $28 million of expense associates with the early retirement of the $400 million of senior floating rate notes due 2013.